Item 77.H - Change in Control of Registrant

Ceasing control of Credit Suisse Commodity Return Strategy Common
Class

As of October 31, 2006, Charles Schwab & Co, Inc. Special Custody Account For The -Exclusive Benefit of Customers ("Shareholder") owned 3,908,733.111 shares of the Fund, which represented 34.16% of the Fund. As of April 30, 2007, Shareholder owned 5,843,746.787 shares of the Fund, which represents 19.72% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund.

As of October 31, 2006, Genworth Financial Trust Co. FBO Omnibus/GE Private Asset Management ("Shareholder") owned 4,161,185.617 shares of the Fund, which represented 36.37% of the Fund. As of April 30, 2007, Shareholder owned 767.094 shares of the Fund, which represents less than 1% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund.